UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of APRIL, 2005.

                        Commission File Number: 0-30390


                              HILTON RESOURCES LTD
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           HILTON RESOURCES LTD

Date:   April 30, 2005                      /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           President & CEO

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                          TSX Venture: HPM OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                      APRIL 29, 2005

                               3RD QUARTER RESULTS

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMOF) Mr. Nick DeMare, President, is pleased to provide the following third quarter results:


                                                        THREE MONTHS ENDED               NINE MONTHS ENDED
                                                   ----------------------------    ----------------------------
                                                   FEBRUARY 28,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 29,
                                                       2005            2004            2005            2004
                                                         $               $               $               $

EXPENSES

Accounting and administration                            23,788          18,785          62,088          71,241
Depreciation                                                835               -           2,505               -
Investor relations                                        9,000           9,000          27,000           9,000
Legal                                                     5,109          23,778          15,426          31,603
Office                                                    1,875             673           7,459          10,050
Professional fees                                        37,010          72,036          44,242         108,575
Regulatory                                                  950           6,715           6,213          13,711
Rent                                                          -               -               -           1,769
Shareholder costs                                           209               -           3,767           7,883
Stock-based compensation                                 70,963         154,000         135,663         154,000
Transfer agent                                            2,490           4,127           9,140          11,663
Travel                                                   10,739               -          14,578           7,821
                                                   ------------    ------------    ------------    ------------
                                                        162,968         289,114         328,081         427,316
                                                   ------------    ------------    ------------    ------------
LOSS BEFORE OTHER ITEMS                                (162,968)       (289,114)       (328,081)       (427,316)
                                                   ------------   -------------   -------------   -------------
OTHER ITEMS

Interest and other income                                   617           2,945           7,455          18,282
Interest expense on debentures                                -         (48,368)              -        (232,238)
Foreign exchange                                          9,599         (10,715)         (7,210)        (33,498)
Recoveries of expenses previously recorded
    in prior year-end                                         -               -               -          24,381
                                                   ------------    ------------    ------------    ------------
                                                         10,216         (56,138)            245        (223,073)
                                                   ------------    ------------    ------------    ------------
NET LOSS FOR THE PERIOD                                (152,752)       (345,252)       (327,836)       (650,389)

DEFICIT - BEGINNING OF PERIOD                       (70,066,225)    (69,613,883)    (69,891,141)    (69,308,746)
                                                   ------------    ------------    ------------    ------------
DEFICIT - END OF PERIOD                             (70,218,977)    (69,959,135)    (70,218,977)    (69,959,135)
                                                   ============    ============    ============    ============


BASIC AND DILUTED LOSS PER SHARE                         $(0.01)         $(0.03)         $(0.02)         $(0.09)
                                                   ============    ============    ============    ============


Hilton Resources Ltd.                                               News Release
April 29, 2005                                                            Page 2



RESULTS OF OPERATIONS

During the nine months ended February 28, 2005 ("2005") the Company recorded a loss of $327,836 ($0.02 per share) compared to a loss of $650,389 ($0.09 per share) for the nine months ended February 29, 2004 ("2004"). A portion of the increase in loss in 2005 is attributed to the accounting of non-cash stock-based compensation on granting of stock options. During 2005, the Company recorded a non-cash compensation expense of $135,663 (2004 - $154,000) relating to stock options granted.

Excluding the stock based compensation, general and administrative expenses of $192,418 were reported in 2005, a decrease of $80,898, from $273,316 in 2004. In general, costs decreased due mainly to the impact of reduced operations and abandonment of petroleum and proprietary software program activities in 2004. General and administrative costs in 2005 reflects the Company's current operating levels. Specific expenses of note during 2005 and 2004 are as follows:

         i) during 2005, the Company incurred accounting and administrative fees of $62,088 (2004 - $71,241) provided by a private company controlled by the current President of the Company;

         ii) during 2004, the Company incurred general and administrative costs of $33,185 for the proprietary software program activities, mainly in professional and legal fees to arm's length parties. The Company abandoned this business segment in August 2003.

         iii) effective December 1, 2003, the Company resumed its investor relations arrangement at a rate of $3,000 per month. A total of $27,000 was paid in 2005.

During 2005, the Company sold 8,000 common shares of Halo Resources Ltd. for $6,600, resulting in a gain of $5,880. The Company did not sell any marketable securities in 2004.

During 2004, the Company recorded interest expense on debentures of $232,238. The debentures were retired in January 2004.

During 2005, the Company spent $56,474 relating to acquisition costs and $363,920 for exploration the detailed mapping and trenching program on the El Nayar Project.

FINANCIAL CONDITION / CAPITAL RESOURCES

The Company's practice is to proceed with staged exploration, where each stage is dependent on the successful results of the preceding stage. To date the Company has not received any revenues from its mining activities and has relied on equity financing to fund its commitments and discharge its liabilities as they come due. In January 2005, the Company completed a non-brokered private placement financing of 3,100,000 units for gross proceeds of $310,000. As of February 28, 2005, the Company had a working capital of $313,811. Subsequent to February 28, 2005, the Company completed the final tranche of the private placement and issued 450,000 units for $45,000. The Company is currently reviewing the results of the exploration program at El Nayar and determining the next phase of exploration. No exploration budget has been determined. The Company anticipates that it will have sufficient funds to complete this phase and meet ongoing overhead expenditures. However, it may require additional funding to meet future exploration programs and/or additional mineral property acquisitions. If needed, the Company would be required to conduct additional financings, however, there is no assurance that funding will be available on terms acceptable to the Company or at all. If such funds cannot be secured, the Company may be forced to curtail additional exploration efforts to a level for which funding can be secured or relinquish certain of its properties.

Hilton Resources Ltd.                                               News Release
April 29, 2005                                                            Page 3



Hilton Resources Limited, incorporated in British Columbia, Canada, trades on the TSX Venture Exchange under the symbol "HPM", and on the OTCBB under symbol "HPMOF". The Company's directors are experienced in the resource sector and are focused on enhancing shareholder value by expanding Hilton's assets in this sector. Management aims to identify exploration projects of high merit, and quickly complete confirmation exploration. This will enable the Company to confirm the potential of a project and reach advanced project status by the most cost effective means and in the shortest time possible.


                                             INVESTOR INFORMATION CONTACT:

ON BEHALF OF THE BOARD                       Des O'Kell at 1-888-303-3361 or
                                             email:   des@elandjennings.com
/s/ NICK DEMARE
----------------------
Nick DeMare, President                       WEBSITE: WWW.HILTONRESOURCESLTD.COM


FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

                  The TSX Venture Exchange has not reviewed and
             does not accept responsibility for the adequacy or the
                            accuracy of this release.